                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                ----------------

                                   SCHEDULE TO

            Tender offer statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 FOILMARK, INC.

                       (Name of Subject Company (issuer))

                             DUDLEY ACQUISITION INC.

                          a Wholly Owned Subsidiary of
                            ILLINOIS TOOL WORKS INC.

                      (Names of Filing Persons (offerors))

                     Common Stock, Par Value $.01 Per Share


                                    344185103
                                 (CUSIP Number)

                                Stewart S. Hudnut
              Senior Vice President, General Counsel and Secretary
                            Illinois Tool Works Inc.
                              3600 West Lake Avenue
                          Glenview, Illinois 60025-5811
                                 (847) 724-7500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                James T. Lidbury
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                          Chicago, Illinois 60603-3441
                                 (312) 782-0600

                            CALCULATION OF FILING FEE

================================================================================
        TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
           $51,468,758.00                               $10,295.00
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $.01 per share (the "Shares") of Foilmark, Inc., a Delaware corporation (the "Company") at a price per Share of $6.36 in cash. As of April 10, 2001, based on the Company's representation of its capitalization, there were 8,092,572 Shares outstanding.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $10,295.00

Form or Registration No.:  Schedule TO

Fling Party:               Illinois Tool Works Inc. and Dudley Acquisition Inc.

Date Filed:                April 20, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


           [X] third-party tender offer subject to    [ ]  going-private transaction subject to
               Rule 14d-1.                                 Rule 13e-3.
           [ ] issuer tender offer subject to Rule     [ ]  amendment to Schedule 13D under Rule
               13e-4.                                      13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         Amendment No. 2 to Schedule TO

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on April 20, 2001 by Illinois Tool Works Inc, a Delaware corporation ("Parent") and Dudley Acquisition Inc., a Delaware corporation ("Sub") and wholly owned subsidiary of Parent relating to the tender offer (the "Offer") by Sub to purchase all of the Shares at a price per Share of $6.36 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. Terms not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.  Terms of the Transaction.

The disclosure in the Offer to Purchase under the heading "THE TENDER OFFER; 2. Acceptance of Payment and Payment for Shares" on page 4 of the Offer to Purchase is hereby amended by adding a new sentence immediately following the second sentence of the first paragraph under that heading as follows:

     "For the avoidance of doubt, the immediately preceding sentence means that Sub may delay the acceptance for payment of or the payment for tendered Shares in anticipation of governmental regulatory approvals, but not to effect general legal compliance."

The disclosure in the Offer to Purchase under the heading "THE TENDER OFFER; 15. Certain Conditions of the Offer" on page 24 of the Offer to Purchase is hereby amended by deleting the last sentence of the first paragraph under that heading on page 24 and inserting in its place the following new sentence:

     "Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Sub shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment, and may terminate or amend the Offer, with the consent of the Company or if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment, any of the following conditions exists:"

The disclosure in the Offer to Purchase under the heading "THE TENDER OFFER; 15. Certain Conditions of the Offer" on pages 24-25 of the Offer to Purchase is hereby amended by deleting the last paragraph under that heading on page 25 and inserting in its place the following new paragraph:

     "The foregoing conditions are for the sole benefit of Sub and Parent and may be asserted by Sub or Parent regardless of the circumstances giving rise to such condition or may be waived by Sub and Parent in their sole discretion in whole or in part at any time and from time to time prior to the acceptance of Shares for payment by Sub. The failure by Parent, Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the acceptance of Shares for payment by Sub."

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                DUDLEY ACQUISITION INC.


                                By: /s/  STEWART S. HUDNUT
                                    -------------------------------------
                                Name: Stewart S. Hudnut
                                Title: VICE PRESIDENT AND SECRETARY




                                ILLINOIS TOOL WORKS INC.


                                by: /s/ Stewart S. Hudnut
                                    -------------------------------------
                                Name: Stewart S. Hudnut
                                Title: SENIOR VICE PRESIDENT, GENERAL COUNSEL
                                       AND SECRETARY




Dated: May 3, 2001